UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30561 / June 18, 2013

In the Matter of	:
	:
ASA Gold and Precious Metals Limited	:
c/o Deborah Djeu	:
400 S. El Camino Real, Suite 710	:
San Mateo, California 94402	:
	:
(812-13877)	:
	:

ORDER UNDER SECTION 7(d) OF THE INVESTMENT COMPANY ACT OF 1940

ASA Gold and Precious Metals Limited ("ASA") filed an application on March 9, 2011, and amendments to the application on March 21, 2012, and February 6, 2013, pursuant to section 7(d) of the Investment Company Act of 1940 ("Act") requesting an order permitting ASA to make changes to its custodial arrangements without prior Commission approval, hold assets and conduct certain securities transactions in specified foreign countries, as well as permit ASA and certain other persons to designate CT Corporation System in the U.S. to accept service of process.

On May 22, 2013, a notice of the filing of the application was issued (Investment Company Act Release No. 30539). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information stated in the application, as amended, that it is both legally and practically feasible effectively to enforce the provisions of the Act against ASA and that the issuance of the requested order is otherwise consistent with the public interest and the protection of investors.

Accordingly, in the matter of ASA Gold and Precious Metals Limited (File No. 812-13877),

IT IS ORDERED, that the requested order under section 7(d) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

By the Commission,

Kevin M. O'Neill
Deputy Secretary